Exhibit 99.1

ChinaCache Reports Adjusted Fourth Quarter and Full Year 2016 Results

Announces Impairment to Property and Equipment and Intangible Assets

BEIJING, November 14, 2017 (GLOBE NEWSWIRE) — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (Nasdaq:CCIH), a leading total solutions provider of Internet content and application delivery services in China, today reported adjusted audited financial results for the fourth quarter and full year 2016, which included a non-cash impairment charge of RMB399.1 million, resulting in an retroactive increase to operating expenses for both the fourth quarter and full year 2016.

Due to the downturn in the Company’s operating results, ChinaCache has impaired the net value of all its property and equipment and intangible assets as of December 31, 2016 based on the excess of the carrying amount of the asset group over its fair value. The Company determined the fair value of the asset group using the income approach based on the discounted expected cash flows associated with the asset group. The discounted cash flow for the asset group was based on three-year projections, which is consistent with the remained useful lives of the principal assets. Cash flow projections were based on past experience, actual results of operations and management best estimates about future developments, as well as certain market assumptions.

ChinaCache currently expects to generate total net revenues in the range of RMB 0.84 billion to RMB 0.87 billion for the full year of 2017, representing year-over-year decrease of approximately 20% to 17%.

This forecast reflects ChinaCache’s current view, which is subject to change.

The following presents the Company’s unaudited financial results for the fourth quarter 2016 and full year 2016 after giving effect to the aforementioned adjustment(s).

Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of Dec 31	As of Dec 31	As of Dec 31
	2015	2016	2016
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	606,796	134,924	19,433
Accounts receivable, net	243,431	190,587	27,450
Prepaid expenses and other current assets	31,560	56,976	8,206
Short term investments	26,169	—	—
Deferred tax assets	17,923	—	—
Amount due from a subsidiary held for sale	435	53,169	7,658
Assets held for sale	1,060,543	1,270,483	182,988
Total current assets	1,986,857	1,706,139	245,735

Non-current assets
Property and equipment, net	499,946	—	—
Intangible assets, net	10,898	—	—
Long term investments	50,157	34,159	4,920
Deferred tax assets	11,368	—	—
Long term deposits and other non-current assets	59,390	36,525	5,261
Total non-current assets	631,759	70,684	10,181

Total Assets	2,618,616	1,776,823	255,916

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loan	—	29,311	4,222
Accounts payable	205,593	301,569	43,435
Accrued employee benefits	44,690	46,233	6,659
Accrued expenses and other payables	76,409	52,697	7,590
Income tax payable	13,513	13,924	2,005
Liabilities for uncertain tax positions	11,337	10,020	1,443
Amounts due to related parties	18	18	3
Current portion of long term loan	7,180	3,840	553
Current portion of capital lease obligations	70,615	72,851	10,493
Deferred government grant	16,360	13,000	1,872
Amount due to a subsidiary held for sale	319,536	18,063	2,602
Liabilities held for sale	1,014,449	1,302,658	187,622
Total current liabilities	1,779,700	1,864,184	268,499

Non-current liabilities

Long-term loan	4,340	—	—
Non-current portion of capital lease obligations	104,450	43,951	6,330
Deferred government grant	8,439	11,208	1,614
Total non-current liabilities	117,229	55,159	7,944

Total Liabilities	1,896,929	1,919,343	276,443

Total Shareholders’ equity	721,687	(142,520)	(20,527)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,618,616	1,776,823	255,916

Condensed Consolidated Statements of Comprehensive Income

(amounts in thousands, except for number of shares, per share and per ADS data)

	For the Three Months Ended				For the Twelve Months Ended
	Dec 31, 2015	Sep 30, 2016	Dec 31, 2016	Dec 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)

Net revenues	311,447	261,643	263,312	37,926	1,353,627	1,054,235	151,842
Cost of revenues	(267,339)	(255,133)	(275,927)	(39,742)	(1,041,412)	(1,077,810)	(155,237)

Gross profit (loss)	44,108	6,510	(12,615)	(1,816)	312,215	(23,575)	(3,395)
Other operating income (loss)	13,911	3,260	(28,895)	(4,162)	13,911	(19,044)	(2,743)
Sales & marketing expenses	(30,145)	(23,009)	(22,467)	(3,236)	(115,621)	(93,603)	(13,482)
General & administrative expenses	(61,062)	(62,202)	(50,264)	(7,240)	(198,626)	(265,017)	(38,170)
Research & development expenses	(25,530)	(24,037)	(25,102)	(3,615)	(103,110)	(104,018)	(14,982)
Transaction tax on assets transfer	(5,394)	—	—	—	(27,733)	—	—
Impairment of long lived assets	—	—	(399,094)	(57,482)	—	(399,094)	(57,482)
Impairment of long term investments	—	—	(18,240)	(2,627)	—	(18,240)	(2,627)

Operating loss	(64,112)	(99,478)	(556,677)	(80,178)	(118,964)	(922,591)	(132,881)
Interest income	1,940	1,627	261	38	4,618	4,669	672
Interest expense	(2,473)	(2,932)	(2,091)	(301)	(13,158)	(11,647)	(1,678)
Other income (expense)	141	5,171	(263)	(38)	2,991	5,336	769
Foreign exchange gain, net	4,845	915	8,015	1,154	13,164	14,209	2,047

Loss before income taxes	(59,659)	(94,697)	(550,755)	(79,325)	(111,349)	(910,024)	(131,071)
Income tax benefit (expense)	22,861	384	(21,805)	(3,141)	22,614	(4,229)	(609)

Net loss	(36,798)	(94,313)	(572,560)	(82,466)	(88,735)	(914,253)	(131,680)

Net loss attributable to the noncontrolling interest	(44)	(152)	(463)	(67)	(44)	(776)	(112)

Net loss attributable to the Company’s shareholders	(36,754)	(94,161)	(572,097)	(82,399)	(88,691)	(913,477)	(131,568)

Foreign currency translation	249	(196)	(286)	(41)	264	(293)	(42)
Unrealized holding gain on available-for-sale investments	1,106	36	—	—	1,853	659	95
Reclassification adjustments for gains included in net income	—	(3,741)	—	—	—	(3,552)	(512)

Total other comprehensive income (loss), net of tax	1,355	(3,901)	(286)	(41)	2,117	(3,186)	(459)

Comprehensive loss	(35,443)	(98,214)	(572,846)	(82,507)	(86,618)	(917,439)	(132,139)

Comprehensive loss attributable to the noncontrolling interest	(44)	(152)	(463)	(67)	(44)	(776)	(112)

Comprehensive loss attributable to the Company’s shareholders	(35,399)	(98,062)	(572,383)	(82,440)	(86,574)	(916,663)	(132,027)

Loss per ordinary share:
Basic	(0.09)	(0.23)	(1.36)	(0.20)	(0.22)	(2.24)	(0.32)
Diluted	(0.09)	(0.23)	(1.36)	(0.20)	(0.22)	(2.24)	(0.32)

Loss per ADS*:
Basic	(1.45)	(3.68)	(21.76)	(3.20)	(3.49)	(35.84)	(5.12)
Diluted	(1.45)	(3.68)	(21.76)	(3.20)	(3.49)	(35.84)	(5.12)

Weighted average number of ordinary shares used in earnings per share computation:
Basic	404,344,939	412,253,323	421,522,374	421,522,374	407,149,509	408,189,722	408,189,722
Diluted	404,344,939	412,253,323	421,522,374	421,522,374	407,149,509	408,189,722	408,189,722

*Note1:1 ADS = 16 shares

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	For the Three Months Ended				For the Twelve Months Ended
	Dec 31, 2015	Sep 30, 2016	Dec 31, 2016	Dec 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$

Adjusted EBITDA — defined as EBITDA before share-based compensation expense, foreign exchange gain, transaction tax on assets transfer, impairment of long lived assets and impairment of long term investments

Net loss	(36,798)	(94,313)	(572,560)	(82,466)	(88,735)	(914,253)	(131,680)
Depreciation	40,872	38,653	38,090	5,486	153,313	155,225	22,357
Amortization	1,151	1,102	1,253	180	4,298	3,869	557
Interest expense	2,473	2,932	2,091	301	13,158	11,647	1,678
Interest income	(1,940)	(1,627)	(261)	(38)	(4,618)	(4,669)	(672)
Income tax (benefit) expense	(22,861)	(384)	21,805	3,141	(22,614)	4,229	609
Share-based compensation	18,259	8,601	2,685	387	48,606	85,025	12,246
Foreign exchange gain	(4,845)	(915)	(8,015)	(1,154)	(13,164)	(14,209)	(2,047)
Penalties on uncertain tax positions	2,206	—	658	95	2,206	658	95
Transaction tax on assets transfer	5,394	—	—	—	27,733	—	—
Impairment of long lived assets	—	—	399,094	57,482	—	399,094	57,482
Impairment of long term investments	—	—	18,240	2,627	—	18,240	2,627
Adjusted EBITDA	3,911	(45,951)	(96,920)	(13,959)	120,183	(255,144)	(36,748)
Margin%	1.3%	(17.6)%	(36.8)%	(36.8)%	8.9%	(24.2)%	(24.2)%

Adjusted net loss— defined as net loss before share-based compensation, foreign exchange gain (loss), penalties on uncertain tax positions, transaction tax on assets transfer, impairment of long lived assets and impairment of long term investments

Net loss	(36,798)	(94,313)	(572,560)	(82,466)	(88,735)	(914,253)	(131,680)
Share-based compensation	18,259	8,601	2,685	387	48,606	85,025	12,246
Foreign exchange gain	(4,845)	(915)	(8,015)	(1,154)	(13,164)	(14,209)	(2,047)
Penalties on uncertain tax positions	2,206	—	658	95	2,206	658	95
Transaction tax on assets transfer	5,394	—	—	—	27,733	—	—
Impairment of long lived assets	—	—	399,094	57,482	—	399,094	57,482
Impairment of long term investments	—	—	18,240	2,627	—	18,240	2,627
Adjusted net loss	(15,784)	(86,627)	(159,898)	(23,029)	(23,354)	(425,445)	(61,277)
Margin%	(5.1)%	(33.1)%	(60.7)%	(60.7)%	(1.7)%	(40.4)%	(40.4)%
Loss per ordinary share:
Basic	(0.04)	(0.21)	(0.38)	(0.05)	(0.13)	(1.04)	(0.15)
Diluted	(0.04)	(0.21)	(0.38)	(0.05)	(0.13)	(1.04)	(0.15)
Loss per ADS:
Basic	(0.64)	(3.36)	(6.08)	(0.80)	(2.01)	(16.64)	(2.40)
Diluted	(0.64)	(3.36)	(6.08)	(0.80)	(2.01)	(16.64)	(2.40)

Non-GAAP gross profit (loss) — defined as gross profit (loss) before share-based compensation expense

Gross profit (loss)	44,108	6,510	(12,615)	(1,816)	312,215	(23,575)	(3,395)
Plus: Share-based compensation	945	378	623	90	3,670	5,961	859
Non-GAAP gross profit (loss)	45,053	6,888	(11,992)	(1,726)	315,885	(17,614)	(2,536)
Margin%	14.5%	2.6%	(4.6)%	(4.6)%	23.3%	(1.7)%	(1.7)%

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	For the Three Months Ended				For the Twelve Months Ended
	Dec 31, 2015	Sep 30, 2016	Dec 31, 2016	Dec 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$
Non-GAAP operating expense — defined as operating expense before share-based compensation expense

Sales & marketing expenses	30,145	23,009	22,467	3,236	115,621	93,603	13,482
Minus: Share-based compensation	(693)	131	(7)	(1)	(2,882)	(2,753)	(397)
Non-GAAP sales & marketing expenses	29,452	23,140	22,460	3,235	112,739	90,850	13,085
% of net revenues	9.5%	8.8%	8.5%	8.5%	8.3%	8.6%	8.6%

General & administrative expenses	61,062	62,202	50,264	7,240	198,626	265,017	38,170
Minus: Share-based compensation	(15,876)	(8,092)	(1,854)	(267)	(38,796)	(72,483)	(10,440)
Non-GAAP general & administrative expenses	45,186	54,110	48,410	6,973	159,830	192,534	27,730
% of net revenues	14.5%	20.7%	18.4%	18.4%	11.8%	18.3%	18.3%

Research & development expenses	25,530	24,037	25,102	3,615	103,110	104,018	14,982
Minus: Share-based compensation	(745)	(262)	(201)	(29)	(3,258)	(3,828)	(550)
Non-GAAP research & development expenses	24,785	23,775	24,901	3,586	99,852	100,190	14,432
% of net revenues	8.0%	9.1%	9.5%	9.5%	7.4%	9.5%	9.5%

Non-GAAP operating loss — defined as GAAP operating loss before share-based compensation expense, transaction tax on assets transfer, impairment of long lived assets and impairment of long term investments

Operating loss	(64,112)	(99,478)	(556,677)	(80,178)	(118,964)	(922,591)	(132,881)
Share-based compensation	18,259	8,601	2,685	387	48,606	85,025	12,246
Transaction tax on assets transfer	5,394	—	—	—	27,733	—	—
Impairment of long lived assets	—	—	399,094	57,482	—	399,094	57,482
Impairment of long term investments	—	—	18,240	2,627	—	18,240	2,627
Non-GAAP operating loss	(40,459)	(90,877)	(136,658)	(19,682)	(42,625)	(420,232)	(60,526)
Margin%	(13.0)%	(34.7)%	(51.9)%	(51.9)%	(3.1)%	(39.9)%	(39.9)%

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq:CCIH) is a leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit ir.chinacache.com.

For investor and media inquiries please contact:

Investor Relations Department

ChinaCache International Holdings

Tel: +86 10 6408 5306

Email: ir@chinacache.com

Mr. Ross Warner

The Piacente Group | Investor Relations

Tel: +86 10 5730-6200

Email: chinacache@tpg-ir.com

Ms. Brandi Piacente

The Piacente Group | Investor Relations

Tel: +1 212-481-2050

Email: chinacache@tpg-ir.com